UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer

PETROBRAS

STRATEGIC PLAN 2050

BUSINESS PLAN PETROBRAS 2025-2029

Brazil is our energy


PETROBRAS

Disclaimer

By receiving these materials and/or attending this presentation, you agree to be bound by the following terms and conditions and acknowledge the statements below.

Neither the Company nor any of its affiliates, directors, officers, agents or employees shall be de have any liability whatsoever for any loss or damage arising from any use of these materials or their contents or otherwise arising in connection with these materials or the presentation. No recipient of these materials or attendee to this presentation should construe the contents of these materials as legal, tax, accounting or investment advice or a recommendation to buy, hold or sell any security, or an offer to sell or a solicitation of offers to purchase any security. Each recipient and attendee should consult its own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

These materials contain non-IFRS financial measures used by the Company's management when evaluating results of operations. The Company's management believes these measures also provide useful comparisons of current results of operations with past and future periods. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies.

These materials may contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees shall be liable before any third party for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

CAUTIONARY STATEMENT

We present certain data in this presentation, such as oil and gas resources and reserves, that are not prepared in accordance with the United States Securities and Exchange Commission (SEC) guidelines under Subpart 1200 to Regulation S-K, and are not disclosed in documents filed with the SEC, because such resources and reserves do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

SUMMARY

1. Corporate Strategy
2. Financial Strategy
3. Exploration and Production
4. Refining, Transportation and Marketing
5. Natural Gas and Low Carbon Energies
6. Engineering, Technology and Innovation
7. Sustainability

OUR
purpose

To provide energy that ensures **prosperity** in an **ethical, just, safe** and **competitive** way



OUR
values

- Care for people
- Integrity
- Sustainability
- Innovation
- Commitment to Petrobras and Brazil





Our **VISION**

To be the best diversified and integrated energy company in ***value generation****, building a more sustainable world, reconciling the* ***focus on oil and gas*** *with diversification into* ***low carbon businesses*** *(including petrochemicals, fertilizers and biofuels),* ***sustainability****,* ***safety****,* ***respect for the environment*** *and total attention to* ***people***

BRAZIL AND THE WORLD
Main drivers that guided our choices

1 *The commitment to decarbonization is a global agenda*

Most of the world has decarbonization targets

EMISSIONS 88%



POPULATION 89%



GDP (PPP) 93%



Source: Net Zero Tracker - Established or proposed commitments

BRAZIL AND THE WORLD
Main drivers that guided our choices

2 *However, the pace of the energy transition is still uncertain*

Scenarios for CO_2e emissions in 2050
Pace of transition

Level in 2022:
37 GtCO_2 eq/year


35
30
25
20
15
10
5
0
SLOW
MODERATE
ACCELERATED
Petrobras
Forecaster 1
Forecaster 2
Forecaster 3
Forecaster 4
Forecaster 5
Forecaster 6
Forecaster 7

BRAZIL AND THE WORLD
Main drivers that guided our choices

3

Brazil's energy mix will remain much more renewable than the global mix

Fossil fuels will still be needed, in the world and in Brazil



Energy Mix Profile
%
BRAZIL
WORLD
53%
8%
33%
65%
8%
23%
16%
23%
30%
27%
13%
40%
18%
20%
10%
2022
2050
2022
2050
COAL
OIL
NATURAL GAS
RENEWABLE
OTHERS

Source: IEA (WEO) and Petrobras

BRAZIL AND THE WORLD
Main drivers that guided our choices

4

The natural decline in production will still call for new E&P projects, which will have to be economically and environmentally resilient

Demand vs World Production Capacity
million bpd


2029
Peak Production Capacity
Probable Developments and New Discoveries
In Production and in Development
2010
2020
2030
2040
2050
Demand

bpd = barrels per day

BRAZIL AND THE WORLD
Main drivers that guided our choices

5 *In Brazil, biofuels' share will increase for transportation, especially in light vehicles*



Brazil's Oil Products Demand Profile
million TOE
ROAD TRANSPORTATION
LIGHT VEHICLES
60
50
40
30
20
10
-
38
52
59
56
58
45
2023
2040
2050
2023
2040
2050
OIL PRODUCTS
BIOFUELS
NATURAL GAS
ELECTRICITY

Source: Balanço Energético Nacional and Petrobras

TOE = tonne of oil equivalent

BRAZIL AND THE WORLD
Main drivers that guided our choices

6 *Decreasing, but still solid, global demand for oil and gas, with a more resilient demand in Brazil*


Oil demand
million bpd
110
100
90
80
70
60
50
40
3
2
1
101
2.6
2.5
64
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
World
Brazil

Source: Balanço Energético Nacional and Petrobras

PETROBRAS OF THE FUTURE

Our key choices

- **Focus on oil and gas**, *with economic and environmental resilience*
- **Replacement of oil and gas reserves, creating value** *for society and shareholders*
- **Expansion** *of industrial facilities, monetizing domestic oil and with* **increased supply of low carbon products**
- *Ambition to achieve operational* **net zero emissions**
- **Leadership** *in* **just energy transition**

Our pillars for value generation

THE NEXT FIVE YEARS WILL PAVE THE WAY TO 2050

Growing oil and gas production with constant efforts to replace reserves

- Growing oil production with economic and environmental resilience
- Reserves replacement through the maximization of current resources and exploring new frontiers, leveraged by Petrobras' expertise

Profitable investments, with capital discipline and distribution of value generated

- Efficient capital structure, with more flexibility and low leverage
- Solid governance in decision-making processes, ensuring profitability, rationality and value generation for all stakeholders
- Distribution of value generated through dividends, without compromising our capacity to invest

Integration and diversification with value generation in the just energy transition

- Upstream integration, capturing additional value
- Diversification through value-accretive low carbon initiatives, petrochemicals, fertilizers and biofuels
- Projects leveraged by partnerships and our technological expertise

Working with integrity, safety and innovation, in a sustainable way and total attention to people

- Attracting, developing and engaging people, promoting a diverse and inclusive culture focused on excellence and safety
- Innovation to generate value, fostering operational excellence and solutions in new energies and decarbonization

PETROBRAS AMBITION:

To maintain our relevance in the Brazilian energy supply

Brazil's primary energy supply


2022
31%
14
Exajoules
PETROBRAS
Oil and Gas
2050
31%
22
Exajoules
PETROBRAS
Oil and Gas
8% to 11%
Renewables

Petrobras volumes represent sales of products to its customers and do not include its own consumption and inefficiencies.
Exports gradually phase out; by 2050 all oil and oil products will be placed on the domestic market.


If we stopped producing oil, we would not have a cleaner energy mix.
Only a less prosperous country.
Therefore, every drop of oil matters.

FINANCIAL STRATEGY


PETROBRAS

PETROBRAS

Our strategy to manage the capital entrusted to us

1 Cash generation above investments and financial liabilities

2 Investments with high returns and only approved with positive NPVs in the bear-case scenario, with solid governance

3 Efficient capital structure, with more flexibility and low leverage in challenging scenarios

4 Ordinary dividends totaling US$ 45 to 55 billion in the base-case scenario, with flexibility for extraordinary payments

Cash generation above investments and financial liabilities



US$ billion
2025-29
Operational Cash Generation
190-210
Earn-outs[1]
0-5
Net Borrowings[2]
0-5
80-85
Cash flow from Investments[3]
45-55
Dividends
5-10
Potential extraordinary dividends and/or New Projects[4]
55-60
Leasings[5]
Financial expenses
5-10
SOURCES
USES

ASSUMPTIONS

	2025	2029
Brent (US$/barrel)	83	68
Nominal exchange rate (R$/US$)	5.0	5.1
Diesel Crackspread (US$/barrel)	22	19
Gasoline Crackspread (US$/barrel)	14	12

Decommissioning expenses: US$ 11 billion

SENSITIVITIES

	Δ	OCF impact/year (US$)
Brent	US$ 10/barrel	≅ 5 billion
FX (R$/US$)	R$ 0.50	≅ 1 billion
Diesel Crackspread	US$ 10/barrel	≅ 1.8 billion
Gasoline Crackspread	US$ 10/barrel	≅ 1.1 billion

[1] Includes contingent and deferred payments and divestments / [2] Borrowings, net of amortization / [3] Total CAPEX / [4] Includes extraordinary dividends declared on 11/21/2024 / [5] Increases in leasings mainly due to amounts included in operating cash flow and investment cash flow in the previous plan

Investments with high returns and only approved with positive NPVs in the bear-case scenario, with solid governance

IRR – AVERAGE INTERNAL RATE OF RETURN (US$ IN REAL TERMS)

%

Exploration & Production	Refining, Transportation and Marketing	Gas & Low Carbon Energies
22	14	>10

Investments with high returns and only approved with positive NPVs in the bear-case scenario, with solid governance

CAPEX for energy transition allocated across segments and amounts to US$ 16.3 billion



Exploration & Production
Refining, Transportation and Marketing
Gas & Low Carbon Energies
Corporate
77
US$
111 billion
20
11
3
2025-2029



Portfolio under Implementation
76
US$
98 billion
67% sanctioned
16
3
3



Portfolio under Evaluation
8
US$
13 billion
4
1

Notes:
Note: Projections subject to variation of +/- 10%
Projects under Evaluation need to go through additional governance. The budget allocation for their Implementation must not compromise the company's financial sustainability. Projects under Implementation already have their financiability tested in this Business Plan. Sanctioned projects are those authorized for expenditures.

Investments with high returns and only approved with positive NPVs in the bear-case scenario, with solid governance


US$ billion
2025-29
18.5
19.6
19.5
20.9
19.7
0.6
0.6
0.6
0.6
0.4
0.6
0.8
0.7
0.7
0.4
2.2
2.9
3.3
4.2
3.4
15.1
15.3
15.1
15.4
15.5
E&P
RTM
Gas & Low Carbon Energies
Corporate
2025
2026
2027
2028
2029
% Sanctioned
92%
78%
63%
56%
45%

Note: Capex under Implementation. Projections subject to variation of +/- 10%

Investments with high returns and only approved with positive NPVs in the bear-case scenario, with solid governance

US$ billion


CAPEX 2024-28 vs 2025-29
102
-6
Period adjustment
4
Inflation
8
New projects
5
FPSO contract model (leased to owned/BOT)
-2
Others
111
Under Evaluation in Strategic Plan 24-28+: US$ 11 billion
Under Evaluation in Business Plan 25-29: US$ 13 billion
2024-28
2025-29

Efficient capital structure, with more flexibility and low leverage in challenging scenarios

Flexibilization of the debt ceiling to US$ 75 billion, with debt converging to US$ 65 billion



Gross Debt
US$ billion
87
24
63
76
22
54
59
23
36
54
24
30
63
34
29
61
38
23
2019
2020
2021
2022
2023
2024
Financial Debt
Leasings

CONTEXT

- US inflation measured by CPI would result in gross debt of US$ 73 billion
- Strong inflationary pressures in the supply chain
- Consistent reduction in financial debt
- Leases becoming even more representative in total debt
- Current Gross Debt/Market Cap ratio of ~0.6 versus 0.9 in 2021

Efficient capital structure, with more flexibility and low leverage in challenging scenarios

Flexibilization of the debt ceiling to US$ 75 billion, with debt converging to US$ 65 billion



Gross Debt
US$ billion
87
24
63
76
22
54
59
23
36
54
24
30
63
34
29
61
38
23
65
43
22
65
43
22
65
41
24
65
39
26
65
38
27
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
% of FPSO leases
60% 58% 59% 58% 62%
Financial Debt
Leasings

Increase in the ceiling does not imply an increase in debt, but value generation

- *More operational flexibility*
- *More flexibility vis-à-vis inflation in leasing contracts, including the possibility of signing longer-term contracts*
- *Prevents non-economical pre-payment of debts*
- *Enables working close to the minimum cash level of US$ 6 billion*
- *Conservative limit, with robust metrics in scenarios of low Brent prices*

Ordinary dividends totalling US$ 45 to 55 billion in the base-case scenario, with flexibility for extraordinary payments

Commitment to ordinary dividends and prudence when assessing extraordinary dividends, according to the policy

- *Thousands of scenarios are generated through Monte Carlo simulations*
- *The decision to pay extraordinary dividends depends on the results of probabilistic analyses and the Company's risk appetite*
- *Focus on not exceeding established limits, with a confidence level determined by the Board of Directors:*

US$ 75 billion
gross debt

US$ 6 billion
minimum cash balance


Gross debt forecast [1]
Debt ceiling
Cash balance forecast [1]
Minimum cash balance
Outlook [2]

[1] Hypothetical forecasts
[2] Variable outlook, depending on the scenario

EXPLORATION & PRODUCTION


PETROBRAS

PETROBRAS

Exploration & Production

Segment's value proposition

- ***MAXIMIZE** the portfolio value focusing on **PROFITABLE ASSETS***
- ***REPLACE OIL & GAS RESERVES,** including the **EXPLORATION OF NEW FRONTIERS***
- ***INCREASE NATURAL GAS SUPPLY***
- *Promote the **DECARBONIZATION** of operations*



Our portfolio has double resilience and high economic value

Breakeven Brent and GHG intensity forecast over the plan

ECONOMIC RESILIENCE

US$ 28/bbl

Brent for prospective breakeven of portfolio*

- ***US$ 6/boe:***
  Lifting cost in industry's 1st quartile
- ***22%:***
  *Average IRR of major E&P projects***
- ***9 to 10 years:***
  Average discounted payback

ENVIRONMENTAL RESILIENCE

15 Kg CO_2e / boe

Competitive emissions over the five-year period

- ***Zero routine flaring*** *by 2030*
- *80 million tCO_2 by 2025 reinjected in* ***Carbon Capture, Utilization and Storage*** *(CCUS) projects*
- ***70% reduction in the intensity of methane emissions*** *(vs 2015), reaching 0.20 tCH_4/thousand tHC by 2030*

** Brent for prospective breakeven: the future value of Brent that generates zero prospective NPV for the E&P portfolio*

*** Real average IRR of major E&P projects with start-up from 2023 onwards, considering their entire productive life*

And it is solid even in low Brent prices scenarios

BREAKEVEN BRENT*

US$ 28/bbl
average
of portfolio

US$ 35/bbl
~65%
of CAPEX

US$ 45/bbl
~98%
of CAPEX**

** Brent price that generates zero NPV*

*** The remaining 2% of CAPEX refers to complementary projects that represent less than 2% of production. Complementary projects are tested in the base-case scenario, but to be effectively implemented, they need to demonstrate a positive NPV in a robustness scenario (US$ 45/bbl)*

We will use our technology and expertise to minimize production decline and perpetuate our value generation


2.8
MM boed
(4.1 MMboed operated)
3.2
MM boed
(4.6 MMboed operated)
Replacement challenges
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
Operating assets
Projects

MM boed = Million barrels of oil equivalent per day +/- 4%

12

Years (R/P)

Current proven reserves to production ratio at a leading level in the industry

In comparison with our peers, we are leaders in organic reserves addition

ORGANIC RRR

*average 2018-2023**


148%
PETROBRAS
97%
61%
60%
59%
59%
51%
PEER GROUP

** RRR: Reserves replacement ratio*
Peer group: BP, Chevron, Equinor, ExxonMobil, Shell and TotalEnergies

RESERVE ADDITION DRIVERS

- **Exploration of new frontiers**
- **Exploratory success of the current portfolio**
- **Technology to make new projects feasible**
- **Increase recovery factor**

We will continue with significant investments in E&P



CAPEX E&P
US$ billion
47
73
16
8
3
47
77
17
8
5
2024-28
2025-29*
Exploration
Pre-salt
Post-salt
Others

Forecasts are subjected to +/- 10% variation
* Under Implementation (~99%) + Under Evaluation

+ 5% between plans

- (+) Búzios 12 + CCUS
- (+) Production unit contract model (Leased to Owned/BOT)
- (−) Postponements
- (−) Enhancement of probabilistic CAPEX modeling

Our vision for the E&P segment in 4 steps


EXPLORE
DEVELOP
PRODUCE
DECOMMISSION


EXPLORE
In the O&G industry,
exploration is essential
for business continuity

To explore seeking new discoveries for reserves replacement

EXPLORATION INVESTMENT

US$ billion



1.7
3.2
7.9
3.0

51 new wells between 2025-2029:

25 South and Southeast margin
15 Equatorial margin
11 Others

- **South and Southeast margin (40%)**
- **Equatorial margin (38%)**
- **Others (22%)**



COLOMBIA
AMAPÁ ÁGUAS PROFUNDAS
PARÁ-MARANHÃO
BARREIRINHAS
POTIGUAR
SÃO TOMÉ AND PRÍNCIPE
ONSHORE BASINS
BOLIVIA
ESPÍRITO SANTO
CAMPOS
SANTOS
SOUTH AFRICA
PELOTAS
ARGENTINA
OFFSHORE BASINS
ONSHORE BASINS

Our challenge in reserves replacement – Equatorial Margin

We have already reported two discoveries in the Potiguar Basin and we are ready to drill in Amapá Deep Waters

We plan to drill 15 wells in the Equatorial Margin



Amapá
Deep Waters
BLOCK
FZA-M-59
WI PB 100%
PAMA
BARREIRINHAS
CEARÁ
Potiguar
762
WI
PB100%
PAD PITU
853 / 855
WI PB 100%

READINESS TO DRILL

Resources already contracted and in procurement, to enable the first MORPHO well

EVALUATE 2 DISCOVERIES IN THE POTIGUAR BASIN

We will drill 22 exploratory wells in the Southeast: 9 in Santos Basin and 13 in Campos Basin


RJ
Bacia de Campos
Bacia de Santos

- *We will drill exploratory wells adjacent to production assets:* ***Albacora and Marlim Sul***
- *We will assess the remaining exploratory potential of Campos Basin by drilling* ***Norte de Brava, Água Marinha, and C-M-477***
- *We will drill at least* ***2 appraisal wells in Alto de Cabo Frio Central***
- ***We will drill at least 4 appraisal wells in Aram***

Diversification of the exploratory portfolio in search of new frontiers

Colombia

Discovery of a VGIP greater than 6 Tcf

1 block and 1 Discovery Appraisal Program
Drillings and Formation tests still planned
Operator WI PB 44.44%

São Tomé and Príncipe

Exploratory frontier with a proved petroleum system

Partner in 3 blocks - WI PB 45% in blocks 10 and 13 and 25% in block 11





Pelotas

New Brazilian exploratory frontier

Operator in 29 blocks - 26 blocks WI PB 70% and 3 blocks WI PB 50%

South Africa

Exploratory trend with significant discoveries

Partner in 1 block - WI PB 10%
Closing subject to government approval

Argentina

EXP and PD in non-conventional reservoirs

Partner in 1 asset - WI PB 33.6%


DEVELOP
The production of tomorrow
starts being developed today

Santos Basin

Where the most promising fields in our portfolio are located


RJ
Campos Basin
Santos Basin
Mero
Búzios
Tupi/Iracema

Pre-salt represents around 80% of our production

Fields such as Búzios, Mero, Tupi, Iracema, Atapu, Itapu, Berbigão, Sururu, and Sapinhoá account for the majority of our current production

Large oil and gas fields play a predominant role

Our main assets have significant metrics and results

Búzios

- ***World's largest deepwater field***
- ***1 billion barrels of oil produced** in the shared field, 6 years after 1st oil*
- ***Platforms in operation + 6 units by 2027**, increasing production in the field to **1.5 MM bpd***
- ***BUZIOS 12:** project in study to increase oil production and explore opportunities to expand gas supply*

Tupi/Iracema

- ***Largest asset in production in Brazil***
- *Daily production of **1.1 MM boe/day in 3Q24***
- *Cumulative production of **3 billion bbl** (2.2 billion in the Tupi area and 0.8 billion in the Iracema area)*
- ***Ambition of 1 MM bpd and recovery factor of 35%***
- ***REVIT 1 in Tupi:** project under study to develop remaining potential and optimize production integrated with already installed systems*

Mero

- *Current production of approximately **400,000 bpd***
- *In October/24, the 4th FPSO in Mero Field started operating, increasing the installed production capacity in the field to **~590,000 bpd***
- *Start-up of another FPSO in 2025, reaching a total installed capacity in the field of **770,000 bpd***
- ***14 additional wells** (7 producers and 7 injectors) to be drilled by 2029*
- ***MERO 5**: project under study to increase the installed capacity in the field*

Campos Basin

New units add value and environmental resilience to our assets



Jubarte
Voador
Marlim
Barracuda
Caratinga
Raia Manta
Raia Pintada

*The revitalization of Campos Basin continues with the start-up of **new production systems** and the **extension** of **existing systems**, which account for around 30% of future investment*

- ***2 units in ramp-up at Marlim Field** (Anna Nery and Anita Garibaldi)*
- ***3 new production units:** Jubarte (Maria Quitéria - anticipated for Oct/2024), Barracuda-Caratinga (Revit) and Raia Manta / Raia Pintada*
- ***32% of the basin's production** in 2029 will come from pre-salt. Around **200 new** wells to be connected in the next 5 years*
- ***US$ 23 billion** of capex in projects*
- ***25% reduction** in lifting cost (vs. 2024)*
- *Studies for the implementation of **CCUS clusters** in RJ and ES, with investments starting in 2027*

Growing production

With an increase in gas supply



Gas supply*

million m^3/day



50
35
Route 3
Raia**
Revit Albacora
SEAP2
SEAP1
2024
2025
2026
2027
2028
2029
2030
2031
2032

* Gas availability - integrated grid

** Not operated by Petrobras


PETROBRAS

PRODUCE

Achieving the maximum potential of our assets in a safe and sustainable way

We operate in a complex industry in an increasingly challenging environment

- Limited POB
- Corrosive environment
- Complex Asset
- Complex logistics
- Climate Change



Processing capacity
<6
7
12
<150
150-180
180-225
Oil (Kbpd)
Gas (MMm³/d)
CO2 Emissions (kgCO2e/boe)
<30
<25
<15
Topside complexity (k T)
10-15
20-30
40-70
2000-2010
2010-2020
2020-2030+

SAFETY **ENVIRONMENT** **REGULATORY COMPLIANCE** **EFFICIENCY**

We will continue to deliver growing production, with a competitive asset portfolio

Unchanged production curve showcases commitment and a solid risk model



TOTAL PRODUCTION
million boed | Petrobras Work Interest (WI) | With variation of +/- 4%
Operated production*
4.1
4.3
4.5
4.6
4.5
2.8
3.0
3.1
3.2
3.2
2.5
2.7
2.8
2.8
2.8
2.3
2.4
2.5
2.5
2.5
2025
2026
2027
2028
2029
% Pre-salt
80%
78%
77%
80%
81%
Oil
Commercial gas
Non-commercial gas
Commercial oil and gas
Total oil and gas production

*Operated production includes the Federal Government's production as profit oil from production sharing contracts



DECOMMISSION

Commitment to our assets after the end of productive life

We work to extend the life cycle of our assets

Focus on increasing the recovery factor and maximizing the value of the E&P portfolio

Alternatives for reversing the decline in the production curve and extending the productive life, in a safe, efficient and profitable way:

- Renewal of E&P contracts
- Productive Life Extension (EVPRo)
- Reservoir management for increased recovery factor
- Complementary projects
- Revitalization Projects
- Exploratory Upsides





Once all possibilities for extending the productive life have been exhausted, we begin the stage of allocating the assets

Reuse and Recycling

REFINING, TRANSPORTATION & MARKETING



PETROBRAS

RT&M

Segment's value proposition

- **MONETIZE** oil reserves, **OPTIMIZING** our assets
- **EXPAND AND ADAPT** the refining system and logistics assets
- Offer **HIGH QUALITY** and **LOW CARBON** products, with a focus on the customer
- Diversify the industrial park with **FERTILIZERS** and **PETROCHEMICALS**



Profitable investments, integration and diversification with value generation in the just energy transition

High Quality Products

System capacity's increase, Diesel S10 and Lubricants supply

+360 kbpd

Diesel S10

+12 kbpd

Group II Lubricants

Resilient Refining System

*Availability's increase and reduction of IES**

Ambition of

1st quartile

in industry availability

Biorefinery Projects

Low carbon products supply

+ 44 kbpd**

SAF and HVO

Competitive Logistics

***Expansion** and maintenance of strategic markets*

+16

Cabotage vessels

Fertilizers and Petrochemicals

Resumption of activities in the segments

Production potential:

2,820 kta

of urea

370 kta

of ammonia for sale

* Solomon Indicator

** Projects in the portfolio under Evaluation included: BioQAV (19 kbpd) and ATJ (10 kbpd – project under study)

Investments in the Refining System

Capacity expansion

Additional distillation capacity over the plan is equivalent to the production of +
1 REDUC and + 1 RECAP
kbpd



1,813
172
120
2,105
Current
RNEST
Revamp Refineries
2029



RR
AP
AM
PA
MA
CE
RN
PB
PE
PI
AC
RO
TO
BA
MT
GO
MG
ES
MS
SP
PR
SC
RS
RNEST (PE)
SNOX: +27 kbpd
New Unit
1st Train: +15 kbpd
Revamp
2nd Train: +130 kbpd
New Capacity
REGAP (MG): +15 kbpd
Revamp
REDUC (RJ): +19 kbpd
Revamp
RPBC (SP): +29 kbpd
(23 mbpd under evaluation)
Revamp
REPLAN (SP): +25 kbpd
Revamp
REVAP (SP): +19 kbpd
Revamp
REPAR (PR): +13 kbpd
(13 mbpd under evaluation)
Revamp

Investments in the Refining System

Diesel S10 increase



RR
AP
PA
MA
CE
RN
PB
PE
PI
TO
SE
BA
MT
GO
MG
ES
MS
SP
PR
SC
RS

RNEST (PE):

1st Train: +6 kbpd
Revamp

2nd Train: +88 kbpd
New Capacity

REGAP (MG): +16 kbpd
Revamp

HCC/HIDW BOAVENTURA (RJ): +76 kbpd
New Capacity

REPLAN (SP): +63 kbpd
New Capacity

REVAP (SP): +41 kbpd
Revamp

REPAR (PR):
(under Evaluation, 2029+)
New Unit

REFAP (RS):
(under Evaluation, 2029+)
New Unit

+ 290 kbpd
Under Implementation in the plan's horizon

- ***176 kbpd** in exchange for quality (S500 to S10)*
- ***114 kbpd** in additional volume*

+ 70 kbpd
Under Evaluation

Total of 360 kbpd

Petrobras' production estimate
Phase Out S500



31%
69%
2024

100%
Diesel S10 in 2029

Diesel S500
Diesel S10

Lubricants

We will be among the most advanced producers of Group II base lubricating oils

Petrobras with share** in the supply of base lubricating oils **between

30% ⟷ 40%

*The **Boaventura Project** will reduce the need for imported oil by **~100kbpd**, enabling the increase of domestic oil processing*


BRAZIL'S DEMAND AND PETROBRAS' PRODUCTION
kbpd
GI
GII
GIII
2024
24
11
Demand
Petrobras' Production Capacity
2029
27
12
Demand
Petrobras' Production Capacity

RefTOP

Our Refining System among the best in the world in operational efficiency, sustainability and energy efficiency

Cumulative gains

2021-2024*

US$ 711 million

New investments

2025-2029

US$ 826 million

2030 Goals

Reliability
*operational availability: **OA** ≥ 97%*

Energy performance
*energy sustainability: **IES** ≤ 86*

Sustainability
emission intensity:
$\textbf{IGEE} \leq 30kgCO_2eq/CWT$

Value***
pre-salt processing capacity = 100%

In 2025, we will adopt the IES** - Sustainable Energy Index™ - which considers the efficiency of the Brazilian electricity grid

- *Measures the intensity and energy sustainability at the same time*
- *Alignment with the Decarbonization Plan*

*By September, calculated based on the avoided cost of natural gas. | ** Solomon Indicator. Data for 9M24: Operational availability 96.1%; Sustainable Energy Index: 98.2; IGEE: 36.1CO2eq/CWT; and pre-salt processing capacity: 96%. | *** Does not consider lubricant plants.

Scheduled Stoppages

Investment in sustainable operational availability in the long term

US$ 3.8 billion *in investments during the period 2025-2029*

Stoppages 2025



REPLAN
1st Quarter: FCC/HDS
4th Quarter: HDT/HGU



RPBC
2nd Quarter: DIST/COKE



REFAP
2nd Quarter: DIST/FCC/Delayed COKE



RNEST
1st Quarter: DIST/Delayed COKE



REVAP
3rd Quarter : DIST/Delayed COKE

22,500 people
total estimated workforce in 2025

US$ 0.9 billion
investment in 2025

DIST: Distillation, FCC: Fluidized Catalytic Cracking, HDS: Hydrodesulfurization, HDT: Hydrotreatment, HGU: Hydrogen Generation Unit

Biorefining

Diversification of strategies for biofuel production [1]

Dedicated plants [2]

Bio Jet Fuel BOAVENTURA
19 kbpd
(Portfolio Under Evaluation)

ATJ [3] REPLAN
10 kbpd
Under Study
(Portfolio Under Evaluation)



SAF & HVO
44 kbpd
19
10
15

Bio Jet Fuel RPBC
15 kbpd
(Portfolio Under Implementation)

Partnership Projects Under Evaluation
ACELEN (20 kbpd)
Riograndense (15 kbpd)

Production installed capacity through coprocessing [4]



DIESEL R5
63 kbpd
10%
21%
9%
14%
46%
REPAR
RPBC
REPLAN
REGAP
REDUC

Potential to increase the current coprocessing capacity by 11 times, depending on regulation

[1] Biofuels: SAF (sustainable aviation fuel). HVO (green diesel – R100)
[2] The dedicated plants will come into operation after 2029
[3] Alcohol to Jet: pathway for SAF production through ethanol processing.
[4] Depending on regulation and the voluntary market

We will invest in logistics to expand our operations in strategic markets, remove bottlenecks and expand our fleet


US$
3.6
billion

Expansion and adaptation of pipeline and terminal logistics infrastructure

Expansion of own fleet of vessels

Operational guarantee

Expansion of operations in the Midwest

New investment cycle in pipeline expansion to reduce logistics costs and carbon footprint, capturing more market share for Petrobras


MT
GO
MG
MS
SP
Osbra
Novo Duto

Building 16 cabotage vessels

4 Handy 2 ships

8 Gas tankers

4 Medium Range 1 vessels - MR1



Return to the fertilizer segment

Capturing value from the production and marketing of nitrogen products, reconciling with the oil and natural gas production chain and the energy transition



UFN-III
(Três Lagoas/MS)
Ammonia: 2,200 t/d
Urea: 3,600 t/d
Surplus ammonia: 225 t/d
15% of the domestic urea market
Strategic location with connection to Gasbol and proximity to the market
2024 : Completion of the remnants survey and entry into the portfolio of projects under Implementation
2025 : Final approval of investments and resumption of construction work



RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
BA
MT
DF
GO
MG
ES
MS
SP
RJ
PR
SC
RS

FAFEN-SE
(Laranjeiras/SE)
Ammonia: 1,250 t/d
Urea: 1,800 t/d
CO_2: 1,500 t/d
Ammonia surplus: 228 t/d
7% of the domestic urea market

FAFEN-BA
(Camaçari/BA)
Ammonia: 1,300 t/d
Urea: 1,300 t/d
DEF: 178 t/d
CO_2: 1,600 t/d
Ammonia surplus : 553 t/d
5% of the domestic urea market

ANSA
(Araucária/PR)
Ammonia: 1,303 t/d
Urea: 1,975 t/d
DEF: 820 t/d
Ammonia surplus: 177 t/d
8% of the domestic urea market

PRODUCTION POTENTIAL IN OUR ASSETS

Urea
2,820 kta

Ammonia for sale
370 kta

Diesel Exhaust Fluid (DEF)
365 kta

Status of plants
- *Plants leased to Proquigel*
- *Plant back in operation*
- *Project in the Implementation portfolio*

Operating in chemical and petrochemical sectors

Portfolio diversification, adding long-term resilience with low carbon products, acting in an integrated way and in line with the energy transition


World demand for liquids by sector*
MMbpd
104
72
16%
24%
60%
26%
16%
58%
2025
2050
Diesel, Jet Fuel and Others
Gasoline
Petrochemical feedstock

* *Considers oil products, biofuels and processing gains*

Business Opportunities

Braskem
Evaluation of Petrobras' Positioning

Boaventura Energy complex
Use of Route 3 Gas for Petrochemicals

FCC units (Fluid Catalytic Cracking)
Production of Light Hydrocarbons and Green Propylene

Variation in RT&M Investments

Refining, Transport, Marketing, Petrochemicals and Fertilizers

CAPEX RT&M*

US$ billion


14.6
16.7
2.1
15.2
19.6
3.6
0.9
2024-28
2025-29
Refining
T&M
Fertilizers

+ 17% between plans

- **Refining:** Boaventura; RNEST; reductions in the valuation portfolio
- **T&M:** Vessels; New pipelines in São Paulo and the Midwest; Terminals
- **Fertilizers:** UFN-III; ANSA; FAFENs BA and SE

Projections subject to variation of +/- 10%
**Under Implementation (82%) + Under Evaluation (18%)*

Main downstream projects

Focus on integration, expanding capacity and improving product quality

2025
- **RNEST**[1] Expansion Train 1
- **OSBRA** Sen. Canedo Terminal
- **OSBRA** Uberlândia Terminal
- **REPLAN** HDT
- **ANSA** Operational Return

2026
- **REVAP HDT**
- **SANTOS TERMINAL** On-site

2027
- **RECAP** CO boiler

2028
- **UFN-III**
- **BOAVENTURA** UTE II[2]
- **BOAVENTURA REFINING**
- **CABOTAGE VESSELS** Start of deliveries
- **RAIA** Gas pipeline

2029
- **RNEST** Train 2
- **REPLAN** Delayed Coke
- **RPBC** Biorefining
- **REFINING** Distillation Revamps[3]

2030+
- **BOAVENTURA** UTE I[2]
- **SANTOS TEMINAL** Pier and Dredging
- **OBAPI** Heavy distillates
- **NOVO DUTO CLAROS** Midwest
- **REPAR** Middle Distillates HDT
- **REFAP** Middle Distillates HDT
- **REPLAN** Nafta HDS
- **BOAVENTURA** BioRefining
- **SEAP** Gas pipeline

Legend:
- Gas and Power Expansion
- Refining expansion/adaptation
- Expansion of logistics capacity
- Fertilizers
- In progress
- Under contract
- Under planning*

** Technical and economic viability analysis*

[1] SNOX expected to start operating in 2024
[2] Effective entry depends on the outcome of the capacity reserve auctions
[3] Project completion forecast for portfolios under Implementation and Evaluation

NATURAL GAS & LOW CARBON ENERGIES


PETROBRAS
BR PETROBRAS

Change in demand profile in the transportation sector

Bioproducts have great synergy with fossil operations, are favored by regulatory advancements and tend to be the natural alternative for decarbonization of the transportation sectors in the first decade


ROAD TRANSPORT
(Diesel)
38
52
59
2023
2040
2050
Electricity
Natural Gas
Biodiesel+HVO
Diesel
LIGHT VEHICLES
(Gasoline)
56
58
45
2023
2040
2050
Oil Products
Ethanol
Natural Gas
Electricity
AVIATION
(Jet Fuel)
5
9
9
2023
2040
2050
Jet Fuel
SAF
MARINE
(Bunker)
3
3
4
2023
2040
2050
Oil Products
Bio Fuels
Natural Gas
Others

Amounts in MM TEP | Source: Balanço Energético Nacional and Petrobras

Electricity demand will continue to grow

Electrification in different segments accelerates demand expansion, especially in the second decade



LOW CARBON H_2

+ decarbonization of hard-to-decarbonize sectors

BUILDINGS

+ electrification trend
+ digital transformation
- efficiency gains

TRANSPORTATION

+ Vehicle electrification

INDUSTRIES

+ increase in direct and indirect electrification via green H_2
- Efficiency gains

DATA CENTERS

+ exponential growth in demand for clean energy

CAPACITY OF THE NATIONAL INTERCONNECTED SYSTEM

(GWmed)

Wind and solar with significant growth and thermal generation remains relevant for grid stability



378
216
2023
2040
Wind and solar
Nuclear
Thermal
Hydroelectric

LOW CARBON VALUE CHAIN

Specific business models for each segment, aiming to integrate Petrobras' competencies and assets with Brazil's competitiveness in renewable energy, bioproducts, hydrogen, and CCUS (Carbon Capture, Utilization, and Storage)


CCUS
Ethanol
Biodiesel and renewable diesel
Renewable generation
BIO Jet Fuel
Low Carbon Hydrogen
Bunker with renewable content
Chemicals with renewable content
Biomethane

Natural Gas & Low Carbon Energies

Segment's value proposition

Act in a COMPETITIVE and INTEGRATED way in the operation and commercialization of gas and energy, optimizing the portfolio and promoting the inclusion of RENEWABLE SOURCES.



We will continue offering new taylor-made solutions to serve distributors and other clients

CUSTOMERS & MARKETS

To be the best choice for customers by improving relationship channels, offering customized and integrated products and solutions, in a profitable way

TRADING

Expand the operations in the commercialization of gas, energy and LNG, increasing the predictability of portfolio results and reducing exposure to price risks

EFFICIENCY

Ensure operational and energy performance aligned with international best practices

PORTFOLIO

Optimize the portfolio of assets and businesses, focusing on energy generation and storage, ensuring profitability and emission reduction. Assess opportunities in the electric mobility segment

Investment in new supply increases competitiveness

A more robust portfolio reinforces our delivery reliability

BIOMETHANE

Integrated into the decarbonization of operations to meet the decarbonization mandate, effective from 2026

BOLIVIA IMPORTS

Bolivia-Brasil Gas Pipeline



SEAP 2030 +

WI ~ 80%

*Gas pipeline with capacity of **18 million m^3/d***

RAIA 2028

(Former BM-C-33)

WI 30%

*Gas pipeline with capacity of **16 million m^3/d***

ROUTE 3 2024

WI 100%

*Gas pipeline with capacity of **18 million m^3/d***

*Natural Gas Processing Unit with capacity of **21 million m^3/d***

IMPORT & REGASIFICATION

2 Regasification Terminals

*Capacity of **43 million m^3/d***

DOMESTIC NG PROCESSING

4 Treatment Units

*Capacity of **84 million m^3/d***

Thermal power portfolio ensures reliability in the integration of renewables

Facilities 100% connected to the grid – Reinforcement and competitiveness for the Brazilian gas and energy market



THERMAL POWER COMPLEX

13 Thermoelectric plants
Capacity 4.9 GW



NEW POWER PLANT PROJETCS

2 new Thermoelectric plants
Boaventura Energy Complex



IBIRITÉ THERMAL PLANT

1st Thermal Power Plant in Brazil
ISO 55.001 Certified

- *We are the 6th largest generation agent in the country*
- *Operational availability of the facilities: 96.7%*
- *Steam customer service index: 100%*
- *Methane Near Zero 2030 Program*
- *Optimization of water resources (commitment to reduce water intake by 40% by 2030)*
- *Solid waste management / Circular economy: disposal of 70% of waste through sustainable routes*

We want to be the best choice for our customers

We continue to invest for efficient and competitive acting

- New relationship channels, procurement and contract management
- Diversified commercial products, with terms, indexes and flexibilities according to customer needs
- Process automation and integration, improving customer experience
- Robust portfolio, providing reliability and supply security
- Investments in expanding infrastructure and supply for efficient and competitive performance

Low Carbon Energies

Value proposition of the segment

To operate in LOW CARBON BUSINESS, DIVERSIFYING THE PORTFOLIO in a PROFITABLE way and promoting the Sustainability of Petrobras.



We will expand our operations in low carbon business

The profitability among low carbon projects is variable, with average expected returns of >10%

BIOPRODUCTS

Production and commercialization of low carbon fuels and products, including the chains of ethanol, biodiesel, and biogas, aiming to meet market demands while developing actions for adequate access to raw materials

LOW CARBON EMISSION HYDROGEN

To operate in the production of low carbon emission hydrogen and its derivatives, focusing on the decarbonization of our operations, products, and business development to meet market demand

RENEWABLE GENERATION

To operate preferentially in partnership with large companies in the sector, aiming for the decarbonization of our operations, integration of the low carbon solutions portfolio, and capturing market opportunities in Brazil

CCUS

Decarbonization of our operations in an integrated manner with the company's assets, while providing services to third parties in a profitable way

Biorefining integrates current operations with demand for renewables

The strategy foresees both adaptations in the refining system and new units capable of transforming biomass into high value-added products

ROAD TRANSPORT

CO-PROCESSING

Production and commercialization of derivatives with renewable content already available

INSTALLED CAPACITY OF DIESEL R5 *(5% renewable)*

- **REPAR:** 29 kbpd (Operating)
- **RPBC:** 9 kbpd (Operating)
- **REPLAN:** 6 kbpd
- **REDUC:** 6 kbpd
- **REGAP:** 13 kbpd

TOTAL: 63 kbpd

AIR TRANPORT

DEDICATED PLANTS

Compliance with global regulation (CORSIA) and flexibility of raw materials

FUTURE CAPACITY (2028+) **OF SAF** *(100% renewable)* **:**
RPBC: 15 kbpd (2029)
GASLUB: 19 kbpd (2031)
REPLAN - ATJ: 10 kbpd (under Evaluation)

MARITIME TRANSPORT

BIOBUNKER

Maritime fuel with renewable content aligned with the IMO's decarbonization strategy

Commercial tests with up to 24% renewable content carried out in 2023 and 2024 with **TRANSPETRO** and **PBIO**

GREEN CHEMICALS

CO-PROCESSING

Ethanol cracking at **RECAP** (active) and Bio-Oil cracking at **Refinaria Rio-Grandense** (Petrobras participation) for the production of HLR, Propene, and Ethylene with renewable content

PROCESSING

Vegetable oil cracking at **Refinaria Rio-Grandense** for the production of bioaromatics (petrochemical)

PARTNERSHIPS – Integration in the supply chain of more sustainable raw materials

Ethanol, biodiesel and biogas are established alternatives for the energy transition in Brazil

Advances in regulation consolidate growing markets to be explored for these products

Seeking entry into segments preferably through minority strategic partnerships or shared control with relevant players in the segment

ETHANOL



Current mandate at 27%, will increase to 30% and may reach 35%.

***Synergies**: inputs for SAF production via ATJ route and synthetic fuels*

BIODIESEL



Increased market share, aligned with the evolution of the mandatory percentage established in the new mandate, reaching 20% by 2030.

***Synergy**: bunker with biodiesel content, seeking raw material*

BIOGAS



Regulation with annual emission reduction targets for natural gas producers, starting in 2026 with 1% and potentially reaching 10% by 2034 (decade average). Applicable to the volume of gas traded, self-produced, and self-imported

MOTIVATORS

- ***Immediate positioning alternative in renewables with a growing market***
- ***Signaling of regulatory progress***
- ***Synergies with fossil operations and pursuit of carbon emission reduction***



Low Carbon Emission Hydrogen

To operate on it and its derivatives through strategic partnerships, focusing on internal decarbonization and the evolution of market demand

Decarbonization of operations

Petrobras is the main producer and consumer of hydrogen in Brazil, with na expectation of expansion

Our hydrogen production in steam reforming units is approximately 400 tons

Low carbon products

Low Carbon Emission Hydrogen is a key element for Net Zero

Brazilian Low Carbon Emission Hydrogen will be ***one of the most competitive in the world***

Brazil has a ***wide availability for renewable raw materials***

Low Carbon Emission Hydrogen is the link to future fuels (E-Fuels)

Essential for the decarbonization *of the industrial, aviation, and Maritime sectors*

We plan to have 4.5GW of renewable electricity capacity by 2030

Preferably through partnerships with large companies in the sector, aiming for the decarbonization of our operations and capturing market opportunities in Brazil

POTENTIAL

Brazilian potential puts us in a competitive position for future investments

PHOTOVOLTAIC
USE 34 GW
POTENTIAL 28 THOUSAND GW

ONSHORE WIND
USE 27 GW
POTENTIAL 800 GW

OFFSHORE WIND
USE ZERO GW
POTENTIAL 700 GW

PRESENT

Our choice for the next period: opportunities in photovoltaic solar and onshore wind

M&A and investments in project development in Brazil

US$ 4.3 billion

FUTURE

Synergies and regional operational expertise, in addition to the potential for integration with our offshore operations



We currently have the largest CCUS operation in the world

We challenge all technological limits by separating CO_2 from natural gas, compressing the CO_2-rich flow, and reinjecting it back into the reservoir associated with EOR


2025
80.0 $MtCO_2$
accumulated
2023
53.8 $MtCO_2$
accumulated
Accumulated amounts since 2015

Rio de Janeiro CCS pilot

- First CCS pilot in Brazil
- Injection of 100,000 tCO_2/year into saline reservoir
- Technology validation focused on cost reduction and process safety to enable commercial-scale projects


Pilot Project
CAPTURE
WELLS

First opportunities

The combined potential of the first projects under study reaches 57 $MtCO_2$/year in RJ, ES, SP, BA and AM



Investments in Gas & Low Carbon Energies

CAPEX increased by US$ 2.4 billion between plans, with prioritization for alternatives that have the greatest synergy with our fossil operations, regulatory progress signals, immediate positioning and a growing market



CAPEX G&EBC
US$ billion
1.5
1.6
6.0
9.1
1.1
1.5
8.9
11.5*
2024-28
2025-29
Gas
Energy
Low Carbon

+ 26% between plans

- (+) Ethanol
- (+) Biogas/Biodiesel
- (+) Hydrogen
- (+) Other Solutions
- (−) Renewable Generation
- (−) Gas and Energy

Projections are subject to a variation of +/- 10%
**28% in Implementation and 72% under Evaluation*

DECARBONIZATION


PETROBRAS

PETROBRAS

Climate positioning based on 3 pillars

TRANSPARENCY AND CARBON MANAGEMENT

Governance in information, processes and decisions

- *Governance up to BoD, carbon in the risk matrix and reward system with Greenhouse Gas Emission Intensity Index indicator*
- *Disclosure aligned with TCFD*, including financial risk of the portfolio (stress testing against public scenarios)*
- *Emission inventory verified by a third party since 2003*

COMPETITIVENESS OF O&G

Robustness and Value of the Fossil Portfolio in the Face of the Transition

- *Asset cost profile aligned with the transition*
- *Decarbonization ambitions and commitments: net zero by 2050*
- *Superior performance: lower intensity than competitors, decreasing emissions*

LOW CARBON BUSINESS, SCOPE 3 EMISSIONS AND JUST TRANSITION

Portfolio Exposure to Carbon

- *Corporate scenarios expressing transition trends*
- *Profitable portfolio in the context of a low carbon economy and sustainable development*
- *Drivers for capital allocation focused on reducing exposure*

** Task Force on Climate Related Financial Disclosures*

Significant operational results



Absolute GHG Emissions
million tCO_2e
78
66
67
62
59
56
62
48
46
41%
Net Zero
2050
2015
2016
2017
2018
2019
2020
2021
2022
2023

Reduction equivalent to 3 times the Brazilian Aviation emissions



Methane Emissions Intensity
tCH_4/MIL tHC
0,65
0,64
0,56
0,57
0,58
0,44
0,32
0,25
0,22
66%
Near Zero
2030
2015
2016
2017
2018
2019
2020
2021
2022
2023

Less than 0.5% of Brazil's methane emissions

Commitments for Scopes 1 and 2

All commitments from the previous Strategic Plan unchanged

		2023	TARGET 2025	TARGET 2030
Operational Absolute Emissions**	million tCO_2e	46	NA	-30%*
Routine flaring	million m^3	150	NA	ZERO
Reinjection in CCUS projects	million tCO_2 (accumulated)	53.7	80	NA
GHG Intensity in E&P Segment	$kgCO_2e$/boe	14.2	15	15
GHG Intensity in Refining Segment	$kgCO_2e$/CWT	36.8	36	30
Upstream methane emissions intensity	tCH_4/mil tHC	0.22	0.25	0.20

** Compared to 2015*

***This commitment only considers the business segments in which we are already involved and the Company's willingness to use carbon credits*

Diversification of the product portfolio

Unchanged ambitions for Scope 1 and 2, as well as low carbon fuels and renewable energy generation for Scope 3

Scopes 1 and 2

Operational Emissions

Ambitions

- Net Zero by 2050[1]
- Net neutral growth by 2030 (40% reduction since 2015)[1,2]
- Near Zero Methane 2030

Scope 3

Expected peak in fossil production in the early 2030s

Increase the production capacity of low carbon fuels

Potential to increase low carbon fuel production by more than 8 times by 2030

Renewable power Generation capacity

Potential to reach 45% (about 4.5 GW) of installed electricity generation capacity from renewable sources by 2030

Potential to reduce emissions intensity by about 5% in the portfolio by 2030, measured in GHG emissions / energy equivalent contained in energy products (base year 2022)

[1] Ambitions consider the Company's willingness to use carbon credits
[2] Only considers the business segments in which we are already involved

Contribution of opportunities to achieving the 2030 commitment and ambition


80
70
60
50
40
30
20
10
0
+
−
2015
2023
Portfolio
Effic. and Proc.
Energy
Losses
CCUS
Opportunities
Ambition 2030
Target 2030

Efficiency

Optimization and energy integration
Replacement of machinery and equipment

Energy

Replacement of energy sources

Losses

Reduction of gas flaring
Reduction of fugitive emissions and venting

Process

Improvements in industrial process

CCUS

Geological sequestration

Opportunities

Maturing intrinsic projects
Offseting

Levers for NetZero 2050

Carbon Neutral Program

Over 1,000 new opportunities mapped in the last 12 months


OPERATIONAL EXCELLENCE
Reduction of operational emission.
DISRUPTION
Executing projects differently, aiming to emit less CO2 without increasing costs
CCUS & NBS
Exploring opportunities for CO2 reduction and removal through technological or natural pathways, focusing on Carbon Capture, Utilization, and Storage (CCUS) and Nature-Based Solutions (NBS), leveraging our expertise and the Brazilian potential
SUPPLY CHAIN ENGAGEMENT
Seeking to engage suppliers to expand the impact of decarbonization
SELF-SUPPLY OF LOW CARBON PRODUCTS
Decarbonization opportunities for operational emissions through the consumption of low carbon products produced by the Petrobras system
MANAGEMENT, COMMUNICATION, RELATIONSHIP AND TRANSPARENCY
Establishing the guidelines for decarbonization management. Striving for transparency and developing an external relationship plan
CO2

LEVERS FOR DISRUPTION IN DEEP DECARBONIZATION (NET ZERO 2050)

- Electrification of assets
- Integration with renewables
- CCUS

Carbon credit as a complementary tool

EXPANDING THE CONTRIBUTION TO THE MAINTENANCE OF STANDING FORESTS AND THE RESTORATION OF ECOSYSTEMS

- *Strict criteria for credit selection of high quality and integrity*
- *Priority for credits generated in Brazilian biomes, with socioeconomic co-benefits*
- *Willingness to use credits for compensating corporate emissions (limited to 20% of the total), product neutralization, among others*
- *Preparation for the start of the regulated market in Brazil*

COMPLEMENTARY STRATEGY TO INTRINSIC DECARBONIZATION

Investments of US$ 16.3 billion in energy transition

*42% increase compared to the previous plan, representing15% of the total CAPEX**

DESCARBONIZATION
Operational Emissions

US$ 5.3 billion

INVESTMENTS IN EMISSIONS MITIGATION
(Scope 1 & 2)

E&P, RTM e G&E
US$ 4.0 billion

Decarbonization Fund
US$ 1.3 billion

PROFITABLE DIVERSIFICATION
Providing sustainable products

US$ 5.7 billion

LOW CARBON ENERGIES

Onshore Wind Energy and Photovoltaic Solar Energy
US$ 4.3 billion

Hydrogen
US$ 0.5 billion

CCUS, Offshore Wind and *Corporate Venture Capital*
US$ 0.9 billion

US$ 4.3 billion

BIOPRODUCTS

Ethanol
US$ 2.2 billion

Biorefining
US$ 1.5 billion

Biodiesel and Biogas
US$ 0.6 billion

R&D
In low carbon

US$ 1.0 billion

GROWING IN THE FIVE-YEAR PERIOD

15% of the total budget in 2025, reaching 30% by the end of the period

**15% of total CAPEX and 7% of CAPEX Under Implementation*

ENGINEERING, TECHNOLOGY AND INNOVATION



PETROBRAS

Engineering, Technology and Innovation

Value proposition

MAXIMIZE VALUE GENERATION
throughout the project life cycle

INNOVATING TO OPTIMIZE ASSETS
and enable future projects and new businesses

*Acting for the **READINESS OF RESOURCES** on time, at the required cost and quality*


0
0
1
0

Alignment of values and closer partnership to overcome the challenging market context

Our Drivers for the Supplier Market

RELATIONSHIP
- Active listening
- Strengthening the local supplier base
- Supply chain integrated approach and predictability

INNOVATION
- New technologies for production development and asset integrity
- Low carbon solutions


SUSTAINABLE SUPPLY CHAIN
COMPLIANCE
SAFETY
HUMAN RIGHTS

ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE)
- Diversity, equity and inclusion in contracting
- Market training (ESG knowledge trail)
- Financing solutions (Mais Valor and Progredir)

QUALITY AND HIGH PERFORMANCE
- Timely fulfillment of agreements
- High level of performance and local support
- Recognition

Our Local Content strategy is anchored in competitive foundations and profitable businesses


PA
PE
BA
MG
ES
RJ
SP
PR
SC
RS
Potential shipyards for building modules and vessels
Refining, Logistics and Gas and Power Works

- ***Strengthening Brazilian production chains and national vocations, within a business rational, with competitive costs***
- ***Improve the qualifications of suppliers of goods and services***
- ***Fostering partnerships between foreign and domestic companies***

Local Content gains

- Optimization of logistics costs
- Greater security in the supply of inputs
- Protection against geopolitical instability

E&P Local Content

- 9 of the 10 FPSOs scheduled to start operating by 2029 have local content
- Ongoing contract for FPSO Marlim Sul and Marlim Leste provides for 20% Local Content
- Estimated 200,000 tons of modules executed in Brazilian shipyards
- Current offshore rigs with an average of more than 90% Local Content in service contracts
- Approval to charter 8 RSVs and 2 AHTS with 40% Local Content in construction

Evolution of efficiency metrics with good positioning in relation to the industry

AVERAGE PRE-SALT WELLS CONSTRUCTION COST



-32%
2019
2020
2021
2022
2023
2024*

Well costs[1] with average values around **26% below the industry**

Independent Project Analysis (IPA), 2023

AVERAGE PRE-SALT WELLS CONNECTION COST



-29%
2019
2020
2021
2022
2023
2024*

Subsea facility costs[2] with average values **24% below the industry**

Independent Project Analysis (IPA), 2023

PRE-SALT RECORD IN 2024

Completion of a well in just **50.5 days**

REDUCING THE RAMP-UP PERIOD FOR PRE-SALT UNITS

FPSO Alm. Barroso (Búzios 5)
record of less than 5 months



Months
30
15
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

*Projection 2024

1 Cost of Wells refers to the total expenses related to the well program, including management, drilling, completion and installation costs.

2 Cost of subsea facilities refers to the total expenses related to the subsea system, including management, engineering, manufacturing and installation costs.

Our demands for the next 5 years

Main contractings

SURFACE

- FPSO

SUBMARINE SYSTEM

- PLSVs
- Other vessels
- Flexible pipelines
- Rigid pipelines
- Wet Christmas Trees (WCTs)

WELLS

- Rigs
- Well materials and services

REFINING, GAS AND POWER AND LOGISTICS

- C&A contracts
- Critical equipment

5 + 6
FPSOs
To be contracted + Under study

~3,500 km
TUBULAR WELLS (OCTG)

~300
COMPLETION SYSTEMS

between **25 and 30**
FLEET OF RIGS [2]

11
REFINING, LOGISTICS AND GAS AND POWER PROJECTS

~6,000 km
RIGID, FLEXIBLE AND UMBILICAL PIPES

~70
WCTs

6
EPCIs

14
EPRDs

between **80 and 90**
FLEET OF SUBSEA VESSELS [1,2]

[1] Includes AHTS, RSV, PLSV, SDSV, MPSV
[2] Expected fleet level, considering maintenance of current contracts, termination of contracts and new hires

Significant portfolio of new systems in the coming years, with 10 new systems by 2029

2024
- ✓ Mero 3 Mal. D. de Caxias* — 180kbpd, WI PB 39%

2025
- IPB Maria Quitéria* — 100kbpd, WI PB 100%
- Búzios 7[1] Alm. Tamandaré* — 225kbpd, WI PB 89%
- Mero 4 Alex. De Gusmão* — 180kbpd, WI PB 39%
- Búzios 6 P-78 — 180kbpd, WI PB 89%

2026
- Búzios 8 P-79 — 180kbpd, WI PB 89%

2027
- Búzios 9 P-80 — 225kbpd, WI PB 89%
- Búzios 10 P-82 — 225kbpd, WI PB 89%
- Búzios 11 P-83 — 225kbpd, WI PB 89%

2028
- Raia — 126kbpd, WI PB 30%

2029
- Atapu 2 P-84 — 225kbpd, WI PB 66%
- REVIT BR/CRT* — 100Mbpd, WI PB 100%, *Under procurement*

2030+
- Sépia 2 P-85 — 225kbpd, WI PB 55%
- REVIT ALBACORA — 120kbpd, WI PB 100%, *Preparing to start the procurement process*
- REVIT MLS/MLL — 120kbpd, WI PB 100%, *Under procurement*
- SEAP 2 — 120kbpd, WI PB 88%, *Preparing to start the procurement process*
- SEAP 1 — 120kbpd, WI PB 69%, *Preparing to start the procurement process*

TO BE CONTRACTED

+ 6 projects under study, including Búzios 12, Revit. of Tupi and Mero 5

Legend: Pre-salt · Not operated · Post-salt

* Chartered units

[1] *Búzios 7 already on location, expected to start operating between the end of 2024 and the beginning of 2025*

The success of the Búzios field: significant increase in installed capacity in 2027 with the implementation of 6 more projects

- 5 FPSOs in operation
- 6 FPSOs under implementation
- 1 FPSO under study
- Installed capacity

750 kbpd in 2024

> 2 MM kpd in 2027



FPSO Almirante Tamandaré
on location



P-78
Module lifting completed



P-79
Completed the 5 modules executed in Brazil.
Lifting of modules in progress



P-80
Start of module lifting
Schedule adjustment, changing 1st oil to 2027



P-82
Hull and modules under construction



P-83
Hull and modules under construction

Implementation of projects with technological innovations associated with increased energy efficiency

Mero field

- 4 FPSOs in operation[1]
- 1 FPSO under installation
- Installed capacity[1]

590 kbpd in 2024
770 kbpd in 2025



HISEP®[2] Technology
- Making projects viable
- Increased efficiency
- Speeding up production



FPSO Alexandre de Gusmão
integration and commissioning stage

[1] Consider the Libra Pioneer FPSO
[2] Subsea High Pressure Separation System

Atapu 2 and Sépia 2

- **High capacity: 225,000 kpd of oil and 10 MM m3/gas per day**
- **More efficient FPSOs:** Expected 30% reduction in the intensity of greenhouse gas emissions per boed produced
    - **All Electric configuration**
    - **Optimizations in the processing plant**
    - **Incorporation of other technologies**
- **PACI-e and DHSV-e:** Use of electrical completion equipment with significant gains in reliability
- **1st oil**

Atapu 2 (P-84) – 2029
Sépia 2 (P-85) - 2030

New contracts to meet the planned oil and gas curve

Sergipe Deep Water (SEAP)
Under Implementation

2 FPSOs
production capacity of 120 kbpd of oil and up to 12 million m³/gas per day

In preparation for start of contracting

Start of operation planned:

SEAP 2: 2030[1]

SEAP 1: 2032[2]

To begin the process of contracting a Technology Order for the development and qualification of flexible pipeline solutions for LDA of 3,000m

GAS PIPELINE
capacity of 18 million m³/d

Revitalizations

BARRACUDA and CARATINGA
FPSO procurement in progress.
Start of operation scheduled for 2029

MARLIM SUL and MARLIM LESTE
FPSO procurement in progress.
Start of operation scheduled for 2030

ALBACORA
Preparation for the FPSO procurement.
Start of operation scheduled for 2030

Projects under study

Production development and revitalization projects

Under technical and economic feasibility analysis with contracting model to be defined

[1] *Considers the Owned Unit - mode BOT (Build, Operate and Transfer)*
[2] *Considers the Owned Unit - mode PSA (Purchase and Sales Agreement). In the case of contracting via BOT, as an option in the SEAP 2 procurement process, the expected entry into operation will be 2031.*

Disposal strategy combines recycling and studying the reuse of platforms

BP 2025–29


70%
US$
9,9[1]
billion
30%

+US$ 0,7 billion of Financial Commitments

Wells | Equipment

10 platforms removed by 2029 + 58 after 2030 + **~2,000 km of flexible lines to be collected** + **>420 wells to be abandoned**

Portfolio for the next 5 years with adjustment of the removal schedule due to planned EPRD contracts[2]

DESTINATION OF PLATFORMS

Platform berthing strategy as a solution for reducing offshore risks, logistics and emissions

REUSE

Initial studies are underway to check the feasibility of reusing the platforms

RECYCLING

Sustainable destination with a focus on generating value, circular economy, safety and respect for people and the environment

[1] Abandonment Expenditure (ABEX) | [2] Engineering, preparation, removal and disposal

Refining, Logistics and Gas and Power projects focus on expanding capacity and improving product quality

Main Projects

2025
- **RNEST**[1] EXPANSION Train 1
- **OSBRA** Uberlândia Terminal
- **OSBRA** Sen. Canedo Terminal
- **REPLAN** HDT

2026
- **REVAP HDT**
- **SANTOS TERMINAL** On-site

2027
- **RECAP** Combustion boiler

2028
- **UFN-III**
- **BOAVENTURA** UTE II [2]
- **REFINING BOAVENTURA**
- **RAIA** Gas Pipeline

2029
- **REPLAN** Coke
- **RPBC** BioRefining
- **RNEST** Train 2

2030+
- **BOAVENTURA** UTE I[2]
- **SANTOS TERMINAL** Pier and Dredging
- **OBAPI** Escuros
- **CLAROS NEW PIPELINE** Midwest
- **BOAVENTURA** BioRefining
- **SEAP** Gas pipeline

Legend:
- Expansion Gas and Power
- Expansaion/adaptation in Refining
- Expansion of logistics capacity
- Fertilizers
- In progress
- Under procurement
- In planning*

** Under technical and economic feasibility analysis*

[1] *SNOX expected to start operating in 2024*
[2] Effective entry depends on the outcome of the capacity reserve auctions

Implementation of projects to expand capacity and improve product quality

RNEST



SNOx
+27 kbpd
In preparation for start-up

Expansion Train 1
+ 15 kbpd
In final construction stage.
Start of operation in 2025

HDTs for Diesel S10



REPLAN's new unit
+ 63 kbpb
Equipment assembly and commissioning activities underway to guarantee efficiency and quality.
Start of operation in 2025



Adequacy at REVAP
+ 41 kbpd (S10)
Replacing Diesel S-500 with Diesel S10
Construction in progress. Critical equipment being manufactured.
Start of operation in 2026

Projects to expand capacity and adapt storage and outflow

OSBRA
São Paulo-Brasília oil pipeline



Expansion of tankage and adjustments to increase delivery capacity for market products

SCOPE

Senador Canedo Terminal (GO) + Uberlândia Terminal (MG)
In progress. Star of operation in 2025

Alemoa Terminal
Santos-SP



Outflow of products from the four refineries in São Paulo

SCOPE

Intramuros *(in execution)* **+ Pier + Dredging** *(start of operation in 2030+)*

OBAPI
Barueri-Caminho de Pilões oil pipeline


T. Barueri
T. São Caetano
Faixa nova
OSSPT
T. Cubatão

Ensure operational continuity by relocating the pipeline to a new lane

SCOPE

Replacement and relocation of the OBATI[1] escuros pipeline
Start of operation in 2030+

[1] *Barueri-Utinga oil pipeline*

Contracting for the expansion of the refining park and diversification of the industrial and energy parks

RNEST
Train 2

In preparation for new procurement.

Start-up in 2029

+ 130 kbpd



UFN-III

Approval to continue implementing the project in October 2024.

Contracting process of the remainder began in November 2024.

Final approval of investments scheduled for 2025.

Start-up in 2028

+ 3,600 ton/d of Urea

+ 225 ton/d of Ammonia



BOAVENTURA COMPLEX

REFINING

HDT and HCC: Completion of S10 Diesel and QAv production units
+ 76 kbpd (S10)
+ 20 kbpd (QAV)

HIDW: Construction of new lubricant production plant
+ 12 kbpd

Contracting in progress. Start of operation from 2028.

UTE II

New UTE in the pre-contracting stage and preparation for participation in auctions.

Start-up scheduled for 2028.



Technological innovations to generate value and leverage our business

EVOLUTION OF THE R&D STRATEGY TOWARDS A BUSINESS FOCUS

- **2000** — World-class infrastructure in Brazil
- **2010** — Skills and relationships
- **2020+** — Business value

SIGNIFICANT ACCUMULATED INVESTMENT

+ US$ 15 Billion

Accumulated investment in R&D over the last 25 years



% investment in R&D in relation to revenue
0.7%
0.7%
0.4%
0.4%
0.3%
0.3%
0.3%
0.2%
0.2%
0.2%
0.1%
BR
PETROBRAS
Peers

Source: Evaluate Energy, 2023

SIGNIFICANT RESULTS IN INNOVATION

Patents filed

+1,300

National record for 3 consecutive years



119
128
143
2021
2022
2023

Petrobras ***connection*** *for* ***innovation***

+ R$ 1.9 Billion in new partnerships*

*since 2019

INCREASING THE LEVEL OF INVESTMENT FOR THE COMING YEARS

US$ 4.2 Bi in R&D in the five-year period

Increased participation in decarbonization and new energies to **30%** by 2029

Ambitious portfolio focused on high-impact technologies


INTEGRITY AND RELIABILITY OF E&P ASSETS
SCC-CO_2
GEOLOGY OF THE FUTURE TO IMPROVE PREDICTABILITY
GAS EFFICIENCY AND COMPETITIVENESS
REFINING, MARKETING AND LOGISTICS OF THE FUTURE
ENVIRONMENT
LOW CARBON PRODUCTS
CCUS
CO_2
OPTIMIZATION OF CURRENT ASSETS
FUTURE O&G
NEW BUSINESS
DECOMMISSIONING OF E&P ASSETS
PRODUCTION EFFICIENCY AND INJECTION INTO E&P ASSETS
INTEGRATED PRODUCTION MANAGEMENT
ASSET INTEGRITY AND EFFICIENCY (REFTOP)
SUSTAINABLE GEOPHYSICS IN NEW FRONTIERS AND RESERVE REPLACEMNET
FUTURE PRODUCTION SYSTEMS
SAFETY
SOLAR AND WIND GENERATION
LOW CARBON HYDROGEN
H
H

Production System of the Future

Technological solutions related to the initiative aim to increase production efficiency, accelerate 1st oil and reduce costs, risks and emissions

SURFACE SYSTEMS



Optimization of surface systems with a view to reducing GGI, increasing NPV and reducing OPEX and MHRE.

LONG TIE-BACKS

PRODUCTION VIA LONG TIE-BACKS



Ensuring offloads in long subsea lines using new technologies for predicting, identifying and mitigating undesirable flow phenomena.

SUBSEA SYSTEMS

SUBSEA PROCESSING AND PUMPING

New production development project philosophies, with a focus on Processing & Boosting technologies.

SUBSEA ELECTRIFICATION AND DIGITALIZATION

Technologies to evaluate, monitor and guarantee the safety, reliability and production efficiency of new production systems.

PIPELINES TO NEW EXPLORATION FRONTIERS

New subsea pipeline and riser technologies in order to contribute to production in new exploration frontiers subject to more challenging conditions, reducing costs and eliminating diving activities.

ENERGY AND CLIMATE

DECARBONIZATION OF OPERATIONS

Technologies to increase efficiency and reduce emissions in the surface facilities of the E&P Units, to meet the ambitions, goals and commitments assumed by Petrobras until 2050.

ENERGY SOURCES FOR E&P

Developing and implementing electrical generation and interconnection systems to supply energy to offshore production facilities, with low CO_2 emissions and high availability.

WELLS

DISRUPTIVE DRILLING SYSTEMS



Researching, developing and implementing disruptive systems for drilling wells in order to reduce costs, increase safety and reduce environmental impact.

DISRUPTIVE COMPLETION (PACI-e)



Electrical technologies for application in multiple open wells completion configurations to enable permanent monitoring, zone selectivity and remote operation for production gains and cost savings.

RIGLESS INTERVENTION



Enabling maintenance and permanent abandonment operations on subsea wells using lower-cost vessels with reduced scope, with a view to significantly reducing OPEX and ABEX.

The planned investment is feasible and supported by increased resources

We improved planning with a focus on predictability

SURFACE SYSTEMS

- Greater predictability of disbursements on Owned FPSOs according to the realization profile of payment milestones

SUBSEA SYSTEMS

- Greater accuracy in project risks and material readiness

WELLS

- Refining rig admission dates and incorporating the risk of activity mix in line with optimizing results

We have shown an increasing level of investments since 2020



14.5
13.5
8.0
8.8
9.8
12.7
14.5
2020
2021
2022
2023
2024[1]

Average annual increase of around 15% after 2020 (post-pandemic scenario)

We have raised the level of resources that gives us greater capacity for investments

+ Owned FPSOs contracted and in a more advanced stage of construction

+Offshore Rigs in operation

+ Submarine EPCIs contracted

+ Submarine vessels in operation[2]



5
7
2022 2023 2024
19
29
2022 2023 2024[1]
7
11
2022 2023 2024
75
78
2022 2023 2024[1]

[1] Projection for 12/31/24 | [2] Includes AHTS, RSV, PLSV, SDSV, MPSV

SUSTAINABILITY


PETROBRAS

BR PETROBRAS

Our position on ESG



ENVIRONMENTAL
SOCIAL
GOVERNANCE
Acting in our business with integrity in a safe and sustainable way, seeking to reduce emissions, promoting diversity and social development, contributing to a just energy transition

REDUCE CARBON FOOTPRINT

Ambitions: (i) Net Zero 2050; (ii) Near Zero Methane 2030; (iii) Net neutral growth by 2030 (Do not exceed 2022 emissions level, consolidating 40% reduction since 2015)

PROTECT THE ENVIRONMENT

Zero Leak Ambition

TAKE CARE OF PEOPLE

Zero Fatality Ambition

ACT WITH INTEGRITY

Ambition to be a reference in ethics, integrity and transparency

ESG Drivers - SP 2050 and BP 2025-29

REDUCE CARBON FOOTPRINT

- Promote **intrinsic decarbonization**, seeking operational **emissions neutrality by 2050**, considering the origination and acquisition of competitive, high-quality **carbon credits** as a complementary strategy.
- Expanding the supply of and access to **low carbon energy** and products in a **cost-effective transition**, contributing to reducing energy poverty and reducing the portfolio's exposure to GHG emissions.
- Leverage knowledge and **innovation ecosystems** in low carbon solutions.
- Collaborate with stakeholders to accelerate opportunities that broaden **inclusion and sustainable development.**

TAKE CARE OF PEOPLE

- To be a vector for **socio-environmental development**.
- To be a benchmark for **human rights** and the promotion of **diversity, equity and inclusion.**
- To promote the **well-being** and comprehensive **health care of male and female workers.**
- To promote **people's safety** through practices that incorporate **human factors**, with a focus on organizational learning.

PROTECT THE ENVIRONMENT

- To be "**Water Positive**" in the water-critical areas where we operate, by reducing freshwater extraction and improving local water availability, contributing to water security.
- Minimizing the generation and maximizing the reuse, recycling and recovery of waste, promoting **circular economy** practices and **seeking zero landfill disposal**.
- Promote conservation, restoration and **gains in Biodiversity**, seeking a **net positive impact** in the regions where we operate.
- Improve **process safety, preparedness and response to contingencies** by preventing and mitigating accidents, leaks and environmental impacts.

ACT WITH INTEGRITY

- Strengthen our governance model by **promoting diversity, equity and inclusion.**
- To act with excellence in **ethics, integrity and transparency**.
- Encouraging the adoption of **ESG practices** among our **stakeholders**.

Protect the environment

Commitments

40%* reduction in our freshwater intake by 2030 (91 MM m^3/year)

30%* reduction in the generation of solid process waste by 2030 (195 thousand tons/year)

Allocation of 80% of solid process waste to RRR routes by 2030**

Achieve biodiversity gains by 2030, with a focus on forests and oceans

100% of Petrobras facilities with biodiversity action plans by 2025

- *Net positive impact on vegetated areas by 2030*
- *30% increase in biodiversity conservation by 2030*



** Reference year: 2021 I ** Reuse, recycling and recovery*

Water security

PROTECT THE ENVIRONMENT

Reducing our freshwater withdrawal by 40% by 2030

in 2030 | **91** MM m³/year

Use of fresh water in 2023 (MM m³)



CAPTURE 76%
115
REUSE 24%
36

- 2% of the Brazilian industrial sector's water use



FRESH WATER EXTRACTED
MM m³/year
182
151
122
115
124
117
74
91
-40%
2018
2021
2022
2023
2024*
2030
Refining
G&P
Others
Projection
alert threshold

REUSE AND LOSS REDUCTION (2018-30):

~ 59 projects/actions

Reduction of around 42 MM m³ (annual consumption of 770,000 inhabitants)

NEW FRONTS :

EXTERNAL REUSE – Águas do Rio and COPASA

WATER GENERATION – Environmental projects to preserve and restore springs and riparian forests

Circular economy

PROTECT THE ENVIRONMENT

30% reduction in the generation of solid process waste by 2030

in 2030 | 195 Thousand ton /year

Allocation of 80% of solid waste from processes to reuse, recycling and recovery routes by 2030

in 2030 | 80% RRR

SOLID WASTE GENERATED
Thousand ton/year



327
289
278
251
224
★ 364
-30%
195
2019
2020
2021
2022
2023
2024*
2030
Others

% OF REUSE, RECYCLING OR RECOVERY OF SOLID WASTE



63%
73%
68%
76%
76%
72%
70%
80%
2019
2020
2021
2022
2023
2024*
2030

*Projection 2024

- New oil recovery units for sludge (up to 260,000 t/year; 2026)
- Expansion of RRR disposal of construction waste (20,000 t/year; 2025) and organic waste (3,000 t/year; 2025)
- RRR disposal FCC waste (10,000 t/year; 2024)

RRR* - Reuse, Recycling and Recovery

Biodiversity gains

ACHIEVE BIODIVERSITY GAINS BY 2030, WITH A FOCUS ON FORESTS AND OCEANS

Goal	Target
100% of Petrobras facilities with biodiversity action plans by 2025	in 2025 | 100% PABs
Net positive impact on areas by 2030	in 2030 | >0 Net gain in vegetated areas
30% increase in biodiversity conservation	in 2030 | +30% Biodiversity efforts

100% OF OUR FACILITIES WITH A BIODIVERSITY ACTION PLAN BY 2025

2023	2024	2025
55%	73%	100%

30% INCREASE IN BIODIVERSITY CONSERVATION THROUGH SOCIO-ENVIRONMENTAL INVESTMENT BY 2030

From	To	Area
56 species	73 species	Protection of endangered fauna
175 Thousand acre	228 Thousand acre	Recovery and conservation of biomes
25 Millionacre	33 Million acre	Strengthening the management of environmental protection areas

- Increased resources for socio-environmental investments in the Ocean and Forests
- Operations in all biomes in Brazil and a holistic approach with integration of the biodiversity theme in all environmental projects

Socio-environmental projects

Commitment: Provide a return to society of at least 150% of the amount invested in voluntary social and environmental projects** by 2030*


Bogotá
BRASIL
Brasília

~170

Social and Environmental Projects from 2025 to 2029

SUSTAINABLE ECONOMIC DEVELOPMENT 57 | EDUACTION 55 | FORESTS 35 | OCEAN 30

Investments of R$ 1.5 billion over the next four years

Convergence target to 0.1% of net revenue invested in socio-environmental projects

- ✓ Growth of approximately 90% in the Project portfolio in recent years
- ✓ Partnership with Civil Society Organizations across all regions of the country
- ✓ Presence in 44 states and the Federal District, covering all Brazilian biomes
- ✓ Alignment with business demands and territorial assessments

Highlights

Autonomia and *Renda Petrobras*: professional training for 20,000 socially vulnerable people to work in the O&G segment.

Floresta Viva initiative: 20 restoration projects in different Brazilian biomes (+ 4,000 acre)

** Use of Social Return on Investment (SROI) or Cost Benefit Analysis (CBA) methodology*
*** Voluntary social and environmental projects are those not related to compliance with legal obligations.*



Take care of people

- **Provide a return to society of at least 150% of the amount invested in voluntary socio-environmental projects[1] (by 2030)**
- **To be among the top three O&G companies in the human rights ranking by 2030[2]**
- **Promote Diversity, Equity and Inclusion:**
  - Anticipate the goal of 25% of women in leadership by 2029
  - Anticipate a target of 25% black people in leadership by 2029
- **Implement 100% of the commitments of the Mind in Focus Movement (UN Global Compact) by 2030**
- **Implement 100% of the strategic objectives of the WHO Global Physical Activity Action Plan in the business context by 2030**

[1] Per project, measurable (3 years) | [2] In the Corporate Human Rights Benchmark (CHRB)

Act with integrity

- **Promote diversity in Petrobras' nominations for our shareholdings:**
  - *Achieve, by 2026, a minimum of 30% representation of women in statutory positions appointed by Petrobras within its equity holdings*
  - *Ensure, by 2030, a minimum of 10% of self-declared black individuals in statutory positions appointed by Petrobras within its equity holdings*
- **Ensure, by 2030, the completion of sexual violence investigations within an average timeframe of 60 days**
- **100% of relevant suppliers trained in integrity and/or privacy by 2030**
- **Implement human rights due diligence on 100% of our relevant suppliers by 2030**
- **Evaluate the expansion of ESG requirements in 100% of contracts in strategic categories by 2028**
- **Establish that 70% of relevant suppliers have their emissions inventory (GHG) published by 2028**


SIRLEY
PETROBRAS

GOVERNANCE


PETROBRAS

PETROBRAS

Strengthening our Governance

OUR GOVERNANCE SYSTEM

- ✓ Ensures technical decisions
- ✓ Prevents political influence
- ✓ Guarantees the approval of projects with a foreseeable economic return

The Board of Directors defines the general direction of our business, establishing our mission and strategic objectives

Executive Board responsible for business management and results

Specialized statutory committees responsible for advising the decisions of the Directors, Executive Board and Board of Directors

The decision-making process is supported by technical analysis and legal and compliance opinions

Independent Governance and Compliance, Internal Audit and Ombudsman structures.
External whistleblowing channel, with guaranteed anonymity and non-retaliation

IN ADDITION, PETROBRAS IS SUPERVISED BY SEVERAL REGULATORS

- ✓ CVM and SEC (investor protection)
- ✓ CGU (Office of the Comptroller General)
- ✓ TCU (Federal Court of Auditors)
- ✓ SEST (control of governance practices)
- ✓ CADE (antitrust body)

Project approval governance

All decisions made by Directors, Executive Officers or the Board of Directors are advised by Statutory Technical Committees

Entry into the Plan's project portfolio

Projects must have strategic alignment and positive NPV expectations

Initial planning stage: does not mean authorization for execution

Project development

Internal systems establish criteria and stages for investments and divestments

Implementation Decision

Proof of technical and economic viability: review groups and Statutory Technical Committees, with executives fiduciarily accountable for their opinions

Projects over US$ 1 billion require approval by the Board of Directors, with an opinion from the Investment Committee

Energy Transition projects have lower authority limits



Approval procedure with independence from the project team


FINANCIAL ASSUMPTIONS
Discount rates
BUSINESS PERFORMANCE EXECUTIVE BOARD APPROVAL
MACROECONOMIC ASSUMPTIONS
GDB, Exchange rate, Inflation, Demand (Oil and Petroleum products), Prices, (Brent, Petroleum products, Energy)
STRATEGY EXECUTIVE BOARD APPROVAL
TAX ASSUMPTIONS
TAX AREA
TECHNICAL ASSUMPTIONS
Production Curve/Capacity, Investments, Operating Costs, Life span,...
TECHNICAL AREAS
ASSUMPTIONS
PROJECT TEAM
DEVELOPMENT OF THE TECHNICAL AND ECONOMIC FEASIBILITY STUDY
DECISION MAKERS
ADVISORY COMMITTEES
DECISION SUPPORT
REVISION
TECHNICAL AREAS
TECHNICAL REVIEW
(Technical Feasibility)
Engineering, Wells, Reservoir and Lift and Flow Assurance Areas
CORPORATE AREAS
BUSINESS REVIEW
(Economic feasibility)
Areas of Strategy, Risks, Performance, Climate, Supplies, Tax, Compliance, Health, Environment, and Safety



TAXES AND JOB CREATION

The plan has the potential to generate and sustain 315,000* direct and indirect jobs in Brazil over the next 5 years


Taxes 2025-2029
US$ billion
1.1
98.7
US$
253.7
billion
153.9
Federal
State
Municipal

*Premise: Capex of US$ 111 billion, divided as follows: US$ 77 billion in E&P, US$ 20 billion in RTM, US$ 11 billion in G&LCE and US$ 3 billion in Corporate. These represent the sustained jobs. It reflects the net job creation over the period. It is not correct to multiply this value by the number of years in the plan and accumulate the jobs created

OUR path

Our 2050 Strategic Plan presents the journey we will take as a leading company in the just energy transition, reducing our greenhouse gas emissions, continuing to offer energy to Brazil, and ensuring that renewable energy plays an increasing role in our portfolio, in order to contribute to the country's energy security



It is perfectly possible for us to reconcile our leadership in the just energy transition with our responsible exploration and production of oil and gas in Brazil. Our oil has a carbon intensity ranked among the lowest in the world.

Our actions today, both in the Pre-Salt layer and in new exploratory frontiers, which are fundamental to Brazil's energy security, generate resources to finance a just energy transition.

Furthermore, we will increase investments in low carbon in Petrobras' businesses, diversifying our portfolio, in a responsible and profitable way.

We are adopting different strategies for the specific segments in which we operate, investing in the decarbonization of our operations, in the generation of renewable energy, and in sustainable fuels. Furthermore, we are expanding our research in the field of low carbon.

We have outlined a diversified business portfolio, suitable for the different and still uncertain routes of the energy transition, covering the segments of hydrogen, ethanol, biofuels, biomethane, CCUS, and wind and solar photovoltaic energy.

Our energy production will grow along with Brazil, cleaner, maintaining Petrobras' relevance in the country's energy matrix and for Brazilian society.

Brazil is our energy.

PETROBRAS

STRATEGIC PLAN 2050

BUSINESS PLAN PETROBRAS 2025-2029

Brazil is our energy


PETROBRAS
PETROBRAS
PETROBRAS